Exhibit 99.1

SouFun to acquire a controlling stake in wanli, a prc publicly traded company, to further tap into the prc domestic capital markets

BEIJING, Nov. 13, 2015 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN, "SouFun" or the "Company"), the leading real estate Internet platform in China, today announced that it had entered into a framework agreement (the “Framework Agreement”) with Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), IDG Capital Investment Consulting Beijing Co., Ltd. (“IDG”), Xizang Ruidong Wealth & Investment Management Co. Ltd. (“Ruidong”) and Mr. Xicheng Liu, the current controlling shareholder of Wanli (“Mr. Liu”), pursuant to which SouFun plans to acquire a controlling stake in Wanli’s public shell, accompanied by a concurrent direct placement of Wanli shares to certain investors including IDG, Ruidong, Mr. Liu or their respective designated persons or third parties(the “Placement”). The Placement is expected to be made at the per share purchase price equal to 90% of the average trading price of Wanli’s shares in the 20 trading days immediately before the public announcement of the board resolutions approving the Placement and is expected to raise about RMB2.5 billion to RMB5 billion which is expected to be used for the future business expansion of Wanli. SouFun plans to maintain not less than 70% of the equity stake in Wanli following the acquisition and direct share placement. SouFun will not pay cash for the Wanli stake. The acquisition is expected to be conducted through an assets swap – Wanli plans to spin off its non-cash assets and all liabilities to a third party and SouFun plans to inject certain parts of its businesses (including online media business, Internet financial services, research and big data business), which is projected to be valued at no more than RMB17 billion, into Wanli. The Framework Agreement also provides for a six-month exclusivity period during which SouFun, Wanli and Mr. Liu cannot discuss a similar transaction with other potential investors.

SouFun will remain a NYSE listed company and plans to consolidate the results of Wanli after this transaction. SouFun’s fast growing e-commerce businesses, including new home direct sales, secondary transactions, rental and home furnishing businesses, will remain in the NYSE listed company. By allowing SouFun to tap into the PRC domestic capital markets, the transaction is expected to strongly support the growth of SouFun’s current fast growing businesses and continuing expansion into other related areas.

The Framework Agreement and the transactions contemplated thereby are subject to the negotiation of and entry into definitive agreements by the parties, the required corporate approvals of both SouFun and Wanli, and the approval from the China Securities Regulatory Commission.

Vincent Mo, SouFun's Chairman and CEO, comments: "We are committed to creating greater value to SouFun’s shareholders. I am sure that this transaction will become a milestone for SouFun. With access to both US and China capital markets, we will be in a much better position to expand aggressively to accelerate our online media business, Internet financial services and e-commerce businesses to build up a greater company”.

A conference call with respect to this transaction is scheduled on November 18, 2015 at 8:00 AM U.S. EST (9:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 6713-5090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

About Chongqing Wanli

Founded in 1992, Chongqing Wanli is a manufacturer of storage batteries. Chongqing Wanli’s shares are listed on the Shanghai Stock Exchange since 1994.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," " anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the proposed transfer of SouFun’s certain business in exchange for shares in Chongqing Wanli, the proposed spin-off of Chongqing Wanli’s non-cash assets and liabilities, and the proposed follow-on financings to facilitate Chonqing Wanli’s restructuring. Statements that are not historical facts, including statements about SouFun's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether this Framework Agreement and the transactions contemplated thereby will receive the requisite approvals, whether the transfer of SouFun’s business, the spin-off of Chongqing Wanli’s non-cash assets and liabilities and the restructuring of Chongqing Wanli will be carried out as planned, the impact of the transfer and the restructuring on the transferred business, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun's new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

For investor and media inquiries, please contact:

Dr. Hua Lei
Deputy CFO
Phone: +86-10-5631-8661
Email: leihua@soufun.com